October 31, 2006

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549-0405

Re:	United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
Forms 10-Q for Fiscal Quarter Ended March 31, 2006 Filed May 8,2006 and June 30, 2006, Filed August 7, 2006
Forms 8-K Filed February 17, 2006 and May 5, 2006 and August 3,2006

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company” or “We”), I am submitting the following responses to comments in your letter dated October 3, 2006, to Richard W. Gochnauer.  For reference purposes, we have included your comments, along with the Company’s corresponding response.  Certain portions of the Company’s responses to Comments #1, #5, #6 below have been excluded pursuant to a request for confidentiality under Rule 83.

Form 10-K for the Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of Change in Accounting Principle, page 47

1.                                       We note your response to our previous comment no. 3 where you indicate that the supplier allowances are not reimbursements for specific, incremental or separately identifiable costs incurred in selling the supplier’s products.  Please reconcile this statement to your disclosures in Note 2 where you indicate that the supplier allowances were based on supplier participation in various Company advertising and marketing publications.  Your response to comment no. 4 also indicates that the fixed allowances are recorded over the life of the publication.  Please explain why the supplier allowances are not recorded as a reduction in your warehouse, marketing and administrative costs. Tell us where you record the catalog production costs in your statements of income. Also, provide a sample copy of a standard supplier allowance agreement for these fixed incentives.

The Company produces catalogs which include each of the Company’s six product categories.  These catalogs are sold to the Company’s customers who then distribute it to end-consumers.   Use of the catalogs by end consumers will generate sales demand for the Company.  This, in turn, determines the volume of purchases the Company will need to make from its suppliers.  The selling price of the catalog is recorded in sales and the production costs are included in cost of goods sold.

The Company’s suppliers compensate the Company for participating in this publication at a fixed price per page (or a pro-rated page rate if the space used is less than a page).  We view these funds earned from suppliers as a reduction in the purchase price of inventory, which is subsequently recorded to cost of goods sold.  These funds have no relation to warehouse, marketing and administrative costs.

ATTACHED SAMPLE SUPPLIER ALLOWANCE AGREEMENTS REFERENCED IN THE FOLLOWING PARAGRAPH ARE CONFIDENTIAL IN ACCORDANCE WITH RULE 83

The attached sample supplier allowance agreements cover the 2005 and 2006 programs. The fixed components referred to in the 2005 agreement cover the 2006 edition of the General Line Catalog (September 2005 to August 2006) as well as Specialty Catalog allowances.  These sections can be found on page two of the 2005 agreement.  2005 was the last year the Company received a fixed rate for participation in its General Line Catalog.   For calendar year 2006, the historical fixed allowance related to the General Line Catalog was replaced with the variable “product content syndication” allowance.  This can be found on page two of the 2006 agreement.

2.                                       We further note that the Company is transitioning from the fixed incentive allowances to a calendar year program for “product content syndication”.  Please confirm that the allowances received under the new variable programs continue to be offsets for the suppliers participation in the Company’s advertising and marketing publications.  If so, then please explain the eight month overlap as discussed in your response to our previous comment no. 9 as it appears that the Company is receiving double credits for the same publication.  Also, confirm that these variable programs differ from the variable programs previously in place, which were allowances based on the Company’s estimated annual inventory purchase volume.

As noted in our response to comment #1, the 2006 General Line Catalog (September 2005 through August 2006) was the last time the Company received a fixed allowance from its suppliers.  In January 2006, the Company began a calendar year variable program (which replaced the fixed allowance program on a prospective basis) that delivers both print and electronic content, which we call “Product Content Syndication.”  Under this new program the cash received from suppliers is based on volume and mix of the Company’s product purchases.

The eight-month overlap refers to the recognition of income related to the fixed 2006 General Line Catalog allowance program which ran from September 2005 through August 2006, while the Company also began recognizing income earned under the new variable product content syndication program starting in January 2006.  The amounts earned under both programs were recognized as a reduction of cost of goods sold.

This new annual variable program is supplementary to the existing variable programs.  The existing variable programs are incorporated as a separate component on pages five through seven of the 2006 supplier allowance agreement, which is attached.  The funding received from the Company’s variable programs is recorded as a reduction to cost of goods sold.

3.                                       We note your response to our previous comment no. 4 where you indicate that there were no “significant” adjustments recorded as a result of the Company not meeting its purchase volume requirements.  Please provide a schedule of any adjustments recorded to your supplier allowance estimates by quarter.  Also, please explain the variance in the supplier allowance as a percentage of revenues for each quarter.  For instance, we note the allowance as a percentage increased from 6.08% in the first quarter of to 6.92% in the fourth quarter of fiscal 2005.

As noted below, the adjustments primarily occur during the first quarter.  These adjustments relate to adjusting the Company’s estimates of allowances earned to actual cash collections from suppliers.   The following table is a summary of adjustments to supplier allowances recorded by quarter, in millions.

Favorable /(unfavorable)

	Q1	Q2	Q3	Q4	Total Year
2004	3.9	1.0	—	—	4.9

2005	2.3	(0.4)	0.1	—	2.0

2006	(0.3)	—	N/A	N/A	(0.3)

In the fourth quarter, it is typical for the Company to make incremental inventory purchases ahead of scheduled January price increases by suppliers.  These price increases are typically communicated to the Company in the fourth quarter.  Also, the Company’s overall purchase volume tends to be higher in the fourth quarter in anticipation of the Company’s traditional strong January sales month.

Typically, the Company’s variable allowance agreements include percentage tiers.  Each tier represents an increasing allowance percentage earned as purchase volume increases.  Purchases in the fourth quarter of 2005 generated higher allowance dollars as the Company earned incremental allowances by achieving a higher-than-anticipated allowance percentage.  Purchases in the following quarter (first calendar quarter) tend to be lower as the Company’s inventory typically declines during this quarter.

Inventories, page 49

4.                                       Please refer to comment 6 in our letter dated August 9, 2006.  We have reviewed your response and note that for discontinued products, you reduce the inventory value to the lower of cost or market.  However, it is not clear from your response whether slow moving or obsolete inventory is also reduced to lower of cost or market.  Confirm that slow moving or obsolete inventory is reduced to the lower of cost or market or tell us how you value such items in inventory.  Also, confirm that the Company will revise their disclosures in the future to remove the reference to inventory “reserves” pursuant to the guidance in Chapter 4 footnote 2 of ARB 43 and SAB Topic 5.BB.

The Company reduces both its slow moving and obsolete inventory to the lower of cost or market.  We will revise our future disclosures to remove the reference to inventory “reserves.”

Note 5. Segments, page 55

5.                                       Please refer to comment 6 in our letter dated August 9, 2006.  We note in your response that the Supply and Lagasse segments both distribute multiple product categories across your six major product categories and that multiple product categories are often consolidated into one shipment to a customer with one consolidated invoice.  However, on page 1 of your 10-K it appears the Lagasse segment only distributes janitorial and sanitation products.  Tell us why you believe that the nature of the products sold by each of your segments are similar based on this disclosure and tell us whether you record each product in a consolidated invoice with multiple product categories to each respective segment.  Additionally, please provide us with copies of the financial information your Chief Operating Decision Maker uses to make decisions about resource allocation and performance assessment.

Both Supply and Lagasse distribute multiple product categories which span the six broad categories offered by the Company.  Specifically, Supply distributes all six product categories while Lagasse primarily focuses on the distribution of three of these product categories - janitorial / sanitation supplies, foodservice consumables and office products.

Customer orders are not specific to a single category and are delivered as one consolidated shipment regardless of the mix of product categories.  While common customers are invoiced separately by either Supply or Lagasse, these invoices may include all six product categories offered by the Company.  In addition, as the nature of the products and customers’ profiles are similar, the accounts receivable and credit function for both Supply and Lagasse reside in a single department within the Company’s corporate headquarters.

We will revise future disclosures to more appropriately reflect that Lagasse primarily distributes janitorial / sanitation products, foodservice consumables and office supplies.

ATTACHED FINANCIAL INFORMATION NOTED IN THE FOLLOWING PARAGRAPH IS CONFIDENTIAL IN ACCORDANCE WITH RULE 83.

Per your request, attached is the financial information used by the Chief Operating Decision Maker (CODM) to make decisions about resource allocation and performance assessment.  This monthly information includes income statements, balance sheets, cash flow analysis and various other financial metrics.  Certain of the information may not be in accordance with GAAP.  Other financial information is distributed or presented to the CODM periodically, but such information, according to the CODM, is not used to assess performance or allocate resources.

6.                                       Notwithstanding your response to our previous comment, please provide your pricing margins for the Company’s two reportable segments (Supply and Lagasse) for each period presented. Tell us your consideration for including a discussion of the margins for each segment in your MD&A disclosures or why you believe such information is not useful to an investor.  In this regard, we note your current disclosures on page 24, which indicate that the higher sales mix, due largely to the Sweet Paper acquisition, of janitorial/sanitation and foodservice consumable products, which generate higher pricing margins, helped to offset the decrease in the profit margin due to a decline in the pricing margin.  Pursuant to the guidance in Section III.D SEC Release 33-6835, companies should quantify each source that contributed to a material change in your financial results (revenues, gross profit, operating expenses, etc.).  Tell us how you intend to comply with these requirements.

PORTIONS OF RESPONSE ARE CONFIDENTIAL IN ACCORDANCE WITH RULE 83.

Pursuant to the guidance in Section III.D SEC Release 33-6835, the Company will quantify each source that contributed to a material change in its financial results.

Forms 10-Q for the quarterly period ended June 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview and Recent Results, page 20

7.                                       Please refer to comment 9 in our letter dated August 9, 2006.  We note in your response that there is a one time eight-month overlap period whereby income from both the calendar year variable program and the fixed allowance program will be recognized.  Confirm that the “income” related to the calendar year variable program is being recorded as a reduction of cost of goods sold or tell us why this “income” is not being recorded as a reduction to cost of goods sold.

Yes, the income related to the calendar year program is recorded as a reduction of cost of goods sold.

We also note your response related to customer marketing program changes. Clarify whether the consideration given to your customers under the General Line Catalog Program and the Advertising Allowance Program is classified as a reduction in revenue or a cost or expense in your financial statements and how such consideration is recognized.  In your response, tell us how your accounting complies with EITF 01-09

The General Line Catalog Program, as described in our response 9, provided customers the opportunity to earn a discount off the selling price of catalogs they purchased, if certain product purchase minimums were met.  These discounts were recorded as a reduction in revenue during each reporting period based on actual product purchases by the Company’s customers during those periods.

The Advertising Allowance Program, as described in our response 9, provides customers the opportunity to earn a discount to apply against their advertising purchases.  This allowance is based on a percentage of product purchases made by the customer during the period, reduced by an estimate for the amount of allowance that may not be used.  The net discount earned by the customer is recognized each reporting period as a reduction in revenue.

The Company believes that the accounting for these programs complies with Issue 6 of EITF 01-09.

Issue 6 reads, “If a vendor offers a customer a rebate or refund of a specified amount of cash consideration that is redeemable only if the customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period, when should the vendor recognize and how should the vendor measure the cost of the offer?”

The Task Force reached the consensus that a vendor should recognize a rebate obligation as a reduction of revenue based on a systematic and rational allocation of the cost of honoring rebates earned and claimed to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate.  As indicated above, the Company accounts for the above programs based on this guidance.

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the SEC

If you need further information, or if you wish to discuss these topics in further detail, please feel free to contact me at your convenience by telephone at (847) 627-2321 or by fax at (847) 627-7321.

Thank you,

/s/  Kathleen S. Dvorak

Kathleen S. Dvorak

Senior Vice President and Chief Financial Officer